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
                                                                                                  OMB APPROVAL
                                                                                               --------------------
                                                                                               OMB NUMBER:......3235-0104
                                                                                               Expires:   December 31, 2001
                                                                                               Estimated average burden
                                                                                               hours per response........0.5
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--------
 FORM 3
--------


                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940

(Print or Type Responses)

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
------------------------------------------------------------------------------------------------------------------------------------
|1. Name and Address of Reporting Person(*)|2. Date of Event Requiring |4. Issuer Name and Ticker or Trading Symbol                |
|                                          |   Statement               |   DUCK HEAD APPAREL COMPANY, INC. (DHA) [ ]               |
| TROPICAL SPORTSWEAR INT'L CORPORATION(1) |   (Month/Day/Year)        |                                                           |
|------------------------------------------|                           |                                                           |
|    (Last)     (First)     (Middle)       |                           |-----------------------------------------------------------|
|                                          | JUNE 26, 2001             |5. Relationship of Reporting     | 6. If Amendment, Date   |
|   4902 West Waters Avenue                |---------------------------|   Person(s) to Issuer           |    of Original          |
|------------------------------------------|3. IRS Identification      |   (Check all applicable)        |    (Month/Day/Year)     |
|               (Street)                   |   Number of Reporting     |                                 |                         |
|                                          |   Person, if an Entity    |[ ] Director   [X] 10% Owner     |                         |
|                                          |   (Voluntary)             |                                 |                         |
|                                          |                           |[ ] Officer    [ ] Other (specify|                         |
|                                          |                           |    (give                below)  |-------------------------|
|                                          |                           |    title below)                 | 7. Individual or Joint/ |
|        Tampa       Florida   33634-1302  |                           |                                 |    Group Filing (Check  |
|--------------------------------------------------------------------------------------------------------|    applicable line)     |
|        (City)      (State)      (Zip)                                                                  |                         |
|                                                                                                        |    [X] Form Filed by    |
|                                                                                                        |        One Reporting    |
|                                                                                                        |        Person           |
|                                                                                                        |    [ ] Form Filed by    |
|                                                                                                        |        More than One    |
|                                                                                                        |        Reporting Person |
|----------------------------------------------------------------------------------------------------------------------------------|
|                                    TABLE 1 -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED                                       |
|----------------------------------------------------------------------------------------------------------------------------------|
|1. Title of Security                    |    2. Amount of Securities   |     3. Ownership Form:    |    4. Nature of Indirect     |
|   (Instr. 4)                           |       Beneficially Owned     |        Direct (D) or      |       Beneficial             |
|                                        |       (Instr. 4)             |        Indirect (I)       |       Ownership (Instr. 5)   |
|                                        |                              |        (Instr. 5)         |                              |
|----------------------------------------|------------------------------|---------------------------|------------------------------|
|                                        |                              |                           |                              |
|----------------------------------------|------------------------------|---------------------------|------------------------------|
|                                        |                              |                           |                              |
|----------------------------------------|------------------------------|---------------------------|------------------------------|
|                                        |                              |                           |                              |
|----------------------------------------|------------------------------|---------------------------|------------------------------|
|                                        |                              |                           |                              |
|----------------------------------------|------------------------------|---------------------------|------------------------------|
|                                        |                              |                           |                              |
|----------------------------------------|------------------------------|---------------------------|------------------------------|
|                                        |                              |                           |                              |
|----------------------------------------|------------------------------|---------------------------|------------------------------|
|                                        |                              |                           |                              |
|----------------------------------------|------------------------------|---------------------------|------------------------------|
|                                        |                              |                           |                              |
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                           (Over)
                                                                                                                   SEC 1473 (3-99)

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    Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

   *If the form is filed by more than one Reporting Person, see Instruction
    5(b)(v).

    POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

    (1) HB Acquisition Corp., a wholly owned subsidiary of Tropical Sportswear Int'l Corporation, is a joint filer of this Form 3.


                                    1 of 2
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
FORM 3 (CONTINUED)               TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
------------------------------------------------------------------------------------------------------------------------------------
| 1. Title of Derivative Security |2. Date             |3. Title and Amount of    |4. Conver-  | 5. Owner-   |6. Nature of Indirect|
|    (Instr. 4)                   |   Exercisable and  |   Securities Underlying  |   sion or  |    ship     |   Beneficial Owner- |
|                                 |   Expiration Date  |   Derivative Securities  |   Exercise |    Form of  |   ship (Instr. 5)   |
|                                 |   (Month/Day/Year) |   (Instr. 4)             |   Price of |    Deriva-  |                     |
|                                 |                    |                          |   Deriva-  |    tive     |                     |
|                                 |                    |                          |   tive     |    Security:|                     |
|                                 |                    |                          |   Security |    Direct   |                     |
|                                 |--------------------|--------------------------|            |    (D) or   |                     |
|                                 |  Date    | Expira- |              | Amount or |            |    Indirect |                     |
|                                 |  Exercis-| tion    |[ ] Title     | Number of |            |    (I)      |                     |
|                                 |  able    | Date    |              |  Shares   |            |    (Instr.  |                     |
|                                 |          |         |              |           |            |    5)       |                     |
|---------------------------------|----------|---------|--------------|-----------|------------|-------------|---------------------|
|  Right to Buy                   |6-26-2001 |  (A)    |Common Stock  | 1,234,891 |  $4.75     |    (D)      |                     |
|---------------------------------|----------|---------|--------------|-----------|------------|-------------|---------------------|
|                                 |          |         |              |           |            |             |                     |
|---------------------------------|----------|---------|--------------|-----------|------------|-------------|---------------------|
|                                 |          |         |              |           |            |             |                     |
|---------------------------------|----------|---------|--------------|-----------|------------|-------------|---------------------|
|                                 |          |         |              |           |            |             |                     |
|---------------------------------|----------|---------|--------------|-----------|------------|-------------|---------------------|
|                                 |          |         |              |           |            |             |                     |
|---------------------------------|----------|---------|--------------|-----------|------------|-------------|---------------------|
|                                 |          |         |              |           |            |             |                     |
|---------------------------------|----------|---------|--------------|-----------|------------|-------------|---------------------|
|                                 |          |         |              |           |            |             |                     |
|---------------------------------|----------|---------|--------------|-----------|------------|-------------|---------------------|
|                                 |          |         |              |           |            |             |                     |
|---------------------------------|----------|---------|--------------|-----------|------------|-------------|---------------------|
|                                 |          |         |              |           |            |             |                     |
|---------------------------------|----------|---------|--------------|-----------|------------|-------------|---------------------|
|                                 |          |         |              |           |            |             |                     |
|---------------------------------|----------|---------|--------------|-----------|------------|-------------|---------------------|
|                                 |          |         |              |           |            |             |                     |
------------------------------------------------------------------------------------------------------------------------------------
Explanation of Responses:
(A) Pursuant to Tender and Option Agreements dated as of June 26, 2001 (the "Tender and Option Agreements"), each of the directors of Duck Head Apparel Company, Inc. ("Duck Head") has, among other things, (1) agreed with Tropical Sportswear Int'l Corporation
("Tropical") and HB Acquisition Corp. ("HB") to tender all of the shares of Duck Head common stock he beneficially owns ("his
Shares") in the tender offer by HB to acquire all of the outstanding Shares ("Offer") and not withdraw them without Tropical's prior consent, (2) granted Tropical options to acquire his Shares at a price of $4.75 per share, (3) assigned to Tropical all dividends and distributions with respect to his Shares during the term of the Tender and Option Agreement (Tropical, at its choice, may alternatively adjust the exercise price of the option described in the preceding clause downwards to reflect any such dividends or distributions), (4) agreed to vote his Shares in favor of the merger (the "Merger") of a subsidiary of Tropical into Duck Head following the consummation of the Offer pursuant to the merger agreement among the parties dated as of June 26, 2001 (the "Merger
Agreement") and the Merger Agreement and the transactions contemplated therein and against competing transactions or actions of
Duck Head that would impede the transactions contemplated in the Merger Agreement, (5) covenanted not to transfer his Shares or grant any party a proxy except pursuant to the Tender and Option Agreement and (6) granted Tropical and certain of its officers irrevocable proxies to vote his Shares in favor of the Merger, the Merger Agreement and the transactions contemplated therein and against any competing transactions. In certain circumstances, the option described in clause (2) above will survive termination of the Offer or the Merger Agreement for 90 days. The Tender and Option Agreement generally will terminate upon either the effectiveness of the Merger or the prior termination of the Merger Agreement without consummation of the Merger. In certain circumstances, however, certain of the provisions of the Tender and Option Agreement will survive termination of the Tender and
Option Agreement for 270 days.




-------------------------                                                             /s/ N. Larry McPherson              7/6/01
**  Intentional misstatements or omissions of facts constitute Federal Criminal       ---------------------------------   ----------
    Violations.                                                                       **Signature of Reporting Person     Date
                                                                                      N. Larry McPherson
                                                                                      On behalf of Tropical Sportswear
                                                                                          Int'l Corp.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                             /s/ Michael Kagan                   7/6/01
                                                                                      ---------------------------------   ----------
Note. File three copies of this Form, one of which must be manually signed.           **Signature of Reporting Person     Date
      If space provided is insufficient, see Instruction 6 for procedure.             Michael Kagan
                                                                                      On behalf of HB Acquisition Corp.

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS
THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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